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FEB 26 2013

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL BROKERAGE CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6620 WEST BROAD STREET, BUILDING 2
(No. and Street)

RICHMOND (City) VA (State) 23230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDA BAGNELL (804)484-7286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1021 EAST CARY STREET (Address) RICHMOND (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, SCOTT R. REEKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL BROKERAGE CORPORATION, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PRISCILLA LYNN ROSE NOTARY PUBLIC REG # 182742 MY COMMISSION EXPIRES 9/30/2015 COMMONWEALTH OF VIRGINIA

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Report of Independent Registered Public Accounting Firm

The Board of Directors
Capital Brokerage Corporation:

We have audited the accompanying statement of financial condition of Capital Brokerage Corporation as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Capital Brokerage Corporation as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedule 1 has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1 is fairly stated in all material respects in relation to the financial statement as a whole.

KPMG LLP

February 22, 2013

CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition

December 31, 2012

(Dollar amounts in thousands, except share amounts)

Assets

Cash and cash equivalents	$	8,278
Commissions receivable		2,014
Other assets		118
Total assets	$	10,410

Liabilities and Shareholder's Interest

Liabilities:		
Payable to affiliates	$	479
Current income taxes payable to affiliate		463
Total liabilities		942
Shareholder's interest:		
Common stock ($1 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares)		10
Additional paid-in capital		1,935
Retained earnings		7,523
Total shareholder's interest		9,468
Total liabilities and shareholder's interest	$	10,410

See accompanying notes to statement of financial condition.

CAPITAL BROKERAGE CORPORATION

Notes to Statement of Financial Condition

December 31, 2012

(Dollar amounts in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Capital Brokerage Corporation, (the Company or CBC), a Washington corporation, was incorporated on July 10, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation, which is a wholly owned subsidiary of Genworth Financial, Inc. (Genworth).

The Company is an underwriting broker/dealer and is subject to the rules and regulations of the Securities and Exchange Commission, including Net Capital Rule 15c3-1-3(k)(1). Based on the Company's broker dealer status and operations, the Company meets the exemption requirement for Rule 15c3-3, as the Company does not maintain physical possession or control of customers' accounts.

(b) Revenues and Expenses

In 2012, a majority of the Company's revenues were derived from related parties. The Company acts as the principal underwriter (as defined in the Investment Company Act of 1940) of flexible and single premium variable life insurance and variable annuity contracts issued by various affiliated insurance companies and as the underwriter of mutual funds for Genworth Financial Wealth Management, Inc. The accompanying financial statement might not necessarily be indicative of the Company's financial condition or results of operation had the Company operated on an autonomous basis during the year ended December 31, 2012.

Revenue and expenses related to the sale of variable life insurance and variable annuity products of affiliated insurance companies are recorded on the accrual basis, based on the trade date, as commissions from affiliate insurance product sales and commissions on affiliate insurance product sales in the statement of income.

Commissions from other product sales are derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies. Commissions are accounted for on an accrual basis.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(d) Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2012 and, therefore, has not included a statement of changes for such activities.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the

(Dollar amounts in thousands)

reported amounts and related disclosures. Actual results may differ from those estimates. Subsequent events have been considered for disclosure through February 22, 2013, and there were no material subsequent events.

(f) ***Income Taxes***

The Company is currently included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax liability on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in 24 combined/unitary state income tax returns of Genworth and files separate state income tax returns in 20 states. The Company calculates its state income tax rate based on its separate state return filings and its portion of the combined/unitary state returns. For 2012, the Company had a blended state income tax rate of 8.34%.

Deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

(2) Income Taxes

The total federal and state income tax expense for the year ended December 31, 2012 consisted of the following components:

Current federal income tax expense	$	1,557
Current state income tax expense		411
Total current federal and state income tax expense	$	1,968

The following reconciles the federal statutory tax rate of 35% to the reported income tax:

Expected federal income tax expense computed at statutory corporate tax rate	35.0%
State income tax, net of federal benefit	5.5
Total federal and state income tax expense	40.5%

Based on an analysis of the Company's tax position, there were no deferred tax assets, and therefore, no valuation allowance for the deferred tax assets is deemed necessary as of December 31, 2012.

The Company has a current income tax liability of $463 as of December 31, 2012.

As of January 1, 2012 and December 31, 2012 the Company had no unrecognized tax benefits. Accordingly, there would be no effective tax rate impact from recognition of previously unrecognized tax

(Dollar amounts in thousands)

benefits. The December 31, 2012 statement of financial condition includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax expense.

The Company files U.S. Federal income tax returns (included in Genworth's consolidated returns) and various state and local tax returns. The Company is no longer subject to U.S. federal or foreign income tax examinations for tax years through 2008. The Company was included in consolidated returns with its former parent, GE, in 2003-2004 before the initial public offering (IPO). The Internal Revenue Service has completed its examination of these GE consolidated returns and the appropriate adjustments under the Tax Matters Agreement (TMA) and other tax sharing arrangements with GE were settled in 2012. The settlement had no impact to the Company.

(3) Financial Instruments

The financial instruments of the Company are reported in the Statement of Financial Condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(4) Related-Party Transactions

The Company's commission revenue and commission expenses of $58,729 were derived from flexible and single premium variable life insurance and variable annuity contracts issued by Genworth Life and Annuity Insurance Company (GLAIC) and Genworth Life Insurance Company of New York.

The Company has a service fee agreement with GLAIC, whereby the Company will reimburse GLAIC $1,400, per quarter for a total of $5,600 for the year related to the underwriting, distributing, and servicing of GLAIC variable annuity products. The Company also incurs and pays other, nonmanagement fee related expenses to affiliates. Both of these fees are included in management fees to affiliate.

The Company paid a dividend to GNA Corporation in the amount of $3,000 in 2012.

(5) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position or results of operations.

(Dollar amounts in thousands)

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $6,921 which was $6,842 in excess of its required minimum net capital of $79. As of December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 0.17 to 1. Total liabilities of $942 include a current income tax receivable from affiliate of $250 which is offset by a current income tax payable to the same affiliate of $713. The Company's aggregate indebtedness of $1,192 does not include the current income tax receivable from affiliate of $250.

Schedule 1

CAPITAL BROKERAGE CORPORATION

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

(Dollar amounts in thousands)

Net capital:		
Total shareholder's interest	$	9,468
Deduction of nonallowable assets and net capital adjustments:		
Commissions receivable		(2,014)
Other assets		(118)
Current income tax receivable from affiliate		(250)
Haircut on cash equivalents		(165)
Net capital		6,921
Total aggregate indebtedness		1,192
Computation of basic net capital requirement:		
Greater of:		
6-2/3% of total aggregate indebtedness or		79
Minimum net capital requirements of Company		5
Net capital requirement		79
Excess net capital – net capital less net capital requirement	$	6,842
Excess net capital at 1,000% – net capital less 10% of total aggregate indebtedness	$	6,802
Ratio aggregate indebtedness to net capital		0.17 to 1

Note: The above calculation does not materially differ from the computation of net capital under Rule 15c3-1e filed with the Financial Industry Regulatory Authority (FINRA) as of December 31, 2012.

See accompanying report of independent registered public accounting firm.